SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) October 5, 2015

CENTERSTATE BANKS, INC.

(Exact name of registrant as specified in its charter)

Florida	000-32017	59-3606741
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification no.)

42745 U.S. Highway 27, Davenport, FL	33837
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:   (863) 419-7750

Not Applicable

(Former name or former address, if changed since last report)

___________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry Into a Material Definitive Agreement.

On October 5, 2015, CenterState Banks, Inc. (the “Company” or “CSFL”) entered into an Agreement and Plan of Merger (“Agreement”) with Community Bank of South Florida, Inc. (“CBKS”), whereby CBKS will be merged with and into the Company (the “Merger”).  Pursuant to and simultaneously with entering into the Agreement, the Company’s wholly owned subsidiary bank, CenterState Bank of Florida, N.A. (“CSB”) and CBKS’s wholly owned subsidiary bank, Community Bank of Florida, Inc. (“CB”) entered into a Plan of Merger and Merger Agreement whereby CB will be merged with and into CSB simultaneously with the merger of CBKS with and into the Company.

Under the terms and subject to the conditions of the Agreement each outstanding share of CBKS common stock is entitled to receive either a $13.31 cash payment or 0.9148 shares of CSFL common stock provided however that the maximum aggregate cash payments shall in no event exceed $33,118,748.  Pursuant to the Agreement, CBKS shall cause each CBKS Stock Option outstanding and unexercised immediately prior to the Effective Time to be cancelled and terminated prior to the Effective Time.

The Agreement has been unanimously approved by the board of directors of CSFL and CBKS.  The transaction is expected to close in the first quarter of 2016 subject to customary conditions, including receipt of all applicable regulatory approvals and CBKS shareholder approval.

The Merger Agreement contains usual and customary representations and warranties that CSFL and CBKS made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between CSFL and CBKS and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between CSFL and CBKS rather than establishing matters as facts.

The Merger Agreement may be terminated in certain circumstances, including:  (i) by mutual written agreement of the parties; (ii) by either party in the event that, under certain circumstances, the Merger shall not have been consummated by July 1, 2016; (iii) by either party in the event of a breach by the other party of any representation, warranty or obligation contained in the Merger Agreement which has not been cured within thirty days and which breach would be reasonably likely to result in a failure to satisfy any applicable closing condition; (iv) by either party if final action has been taken by a regulatory agency whose approval is required for the Merger or the Bank Merger, which final action has become final and nonappealable and does not approve the Merger or the Bank Merger, or a governmental authority enacts a law or judgment which would make the Merger or the Bank Merger illegal; (v) by CSFL if the CBKS board fails to make recommendation to the shareholders of CBKS to approve the Merger Agreement, or CBKS has materially breached its covenant not to solicit alternative acquisition proposals; (vi) by CBKS prior to obtaining CBKS shareholder approval in order to enter into an agreement relating to a superior proposal provided that CBKS has otherwise complied with the Merger Agreement; (vii) by either party if the requisite CBKS shareholder approval is not obtained; and (viii) by CBKS in the event that the price of CSFL common stock decreases in comparison to the specified ratio provided in the Merger Agreement and CSFL elects not to increase the merger consideration to be received by the shareholders of CBKS.  Upon termination of the Merger Agreement by CBKS to enter into a superior proposal or by CSFL where the CBKS board fails to make recommendation to the shareholders of CBKS to approve the Merger Agreement or CBKS has materially breached its covenant not to solicit alternative acquisition proposals, CBKS will be required to pay CSFL a termination fee equal to approximately $2.5 million.

The foregoing summary of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement and certain exhibits attached thereto, a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference herein.  The Agreement should not be read alone, but should instead be read in conjunction with the other information regarding CSFL, CBKS, their respective affiliates and their respective businesses, the Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 of CSFL that will include a prospectus of CSFL and a proxy statement of CBKS.

Participants in the Merger Solicitation

CSFL and CBKS, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of CBKS in respect of the Merger. Information regarding the directors and executive officers of CSFL and CBKS and other persons who may be deemed participants in the solicitation of the shareholders of CBKS in connection with the Merger will be included in the proxy statement/prospectus for CBKS’s special meeting of shareholders, which will be filed by CSFL with the Securities and Exchange Commission (the “SEC”). Information about CSFL’s directors and executive officers can also be found in CSFL’s definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on March 5, 2015, and other documents subsequently filed by CSFL with the SEC.

Item 8.01	Other Events.

The press release issued by CSFL on October 5, 2015 announcing the Merger, and the related investor presentation material, is furnished herewith as Exhibits 99.1 and 99.2, respectively. A conference call is scheduled at 10:00 am EST on October 6, 2015 and can be accessed (toll free) by dialing 1-866-393-0571 (passcode 51016080).  Alternatively, individuals may listen to the live webcast of this call by visiting the link on the Company’s website at www.centerstatebanks.com.

Item 9.01	Exhibits.

	(d)	Exhibits:

	Exhibit 2.1	Agreement and Plan of Merger by and between CenterState Banks, Inc. and Community Bank of South Florida, Inc. dated as of October 5, 2015
	Exhibit 99.1	Press release dated October 5, 2015
	Exhibit 99.2	Investor presentation materials

Cautionary Statements Regarding Forward-Looking Information.

This Current Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the Merger, the expected returns and other benefits of the Merger, to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the Merger on CSFL’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframes expected or at all, or may be more costly to achieve; that the Merger may not be timely completed, if at all; that prior to completion of the Merger or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the Merger; diversion of management time to Merger-related issues; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial

Condition and Results of Operations” and “Risk Factors” in CSFL’s Form 10-K for the year ended December 31, 2014 and other documents subsequently filed by CSFL with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither CSFL nor CBKS undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report on Form 8-K, the exhibits hereto or any related documents, CSFL and CBKS claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information and Where to Find It

This communication is being made in respect of the Merger involving CSFL and CBKS. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the Merger, CSFL will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the shareholders of CBKS. CSFL also plans to file other documents with the SEC regarding the Merger with CBKS. CBKS will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The proxy statement/prospectus, as well as other filings containing information about CSFL and CBKS, will be available without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and other documents filed with the SEC in connection with the Merger can also be obtained, when available, without charge, from the Company’s website (http://www.centerstatebanks.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTERSTATE BANKS, INC.

By:	/s/ James J. Antal
James J. Antal
Senior Vice President and
Chief Financial Officer

Date:October 5, 2015